09056199

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42545

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Walton Johnson & Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2911 Turtle Creek Blvd., Suite 800

(No. and Street)

Dallas (City) Texas (State) 75219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.

(Name – if individual, state last, first, middle name)

14175 Proton Rd. (Address) Dallas (City) TX (State) 75244 (Zip Code)

SEC Mail Processing Section

MAR 05 2009

Washington, DC
111

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John A. Walton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Walton Johnson & Company, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELONIA Y. TAYLOR
Notary Public, State of Texas
My Commission Expires
October 25, 2009

Signature

CEO
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WALTON JOHNSON & COMPANY

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2008

WALTON JOHNSON & COMPANY

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Walton Johnson & Company

We have audited the accompanying statement of financial condition of Walton Johnson & Company, as of December 31, 2008 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Walton Johnson & Company as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
March 3, 2009

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

WALTON JOHNSON & COMPANY

Statement of Financial Condition

December 31. 2008

ASSETS

Cash and cash equivalents	$	17,412
Receivable from brokers and dealers		66,587
	$	83,999

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	$	--
Stockholder's equity:		
Common stock, 100,000 shares authorized, no par value, 10,000 shares issued and outstanding		1,111,982
Retained earnings (deficit)		(1,027,983)
Total stockholder's equity		83,999
	$	83,999

The accompanying notes are an integral part of these financial statements.

WALTON JOHNSON & COMPANY
Statement of Income
For the Year Ended December 31, 2008

Revenues:	
Advisory and other fees	$ 74,340
Commissions	122,554
Interest income	1,979
Trading losses	(1,219)
Total revenues	197,654
Expenses:	
Management fee to Parent	169,924
Other expenses	12,920
Clearance paid other brokers	1,219
Registration fees	3,075
Total expenses	187,138
Net income before income taxes	10,516
Income tax expense	(3,575)
Net income	$ 6,941

The accompanying notes are an integral part of these financial statements.

WALTON JOHNSON & COMPANY
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2008

	Shares	Common Stock	Retained Earnings (Deficit)	Receivable From Parent	Total
Balance at December 31, 2007	10,000	$ 1,201,787	$ (1,034,924)	$ (37,600)	$ 129,263
Prior period adjustment	--	(55,780)	--	--	(55,780)
Balance at December 31, 2007 (as adjusted)	10,000	1,146,007	(1,034,924)	(37,600)	73,483
Distribution to/from Parent	--	(34,025)	--	37,600	3,575
Net income	--	--	6,941	--	6,941
Balance at December 31, 2008	10,000	$ 1,111,982	$ (1,027,983)	$ --	$ 83,999

The accompanying notes are an integral part of these financial statements.

WALTON JOHNSON & COMPANY
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2008

Balance at December 31, 2007	$ --
Increases	--
Decreases	--
Balance at December 31, 2008	$ --

The accompanying notes are an integral part of these financial statements.

WALTON JOHNSON & COMPANY
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities	
Net income	$ 6,941
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Income tax expense absorbed by Parent	3,575
Changes in asset and liabilities:	
(Increase) decrease in accounts receivable	(14,595)
Increase (decrease) in accounts payable	(326)
Net cash provided (used) by operating activities	(4,405)
Cash flows from investing activities	
Net cash provided (used) by investing activities	--
Cash flows from financing activities	
Payment of debt payable to Parent	(55,780)
Net cash provided (used) by financing activities	(55,780)
Net decrease in cash and cash equivalents	(60,185)
Cash and cash equivalents at beginning of year	77,597
Cash and cash equivalents at end of year	$ 17,412
Supplemental disclosures	
Cash paid during the year for:	
Interest	$ 687
Income taxes	$ --
Noncash investing and financial activities	
Income tax expense absorbed by Parent	$ 3,575

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Organization and Business Activity

Walton Johnson & Company (the "Company"), a wholly-owned subsidiary of The Walton Johnson Group, Inc. (the "Parent"), is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are to be handled by a clearing broker-dealer. Receivables from broker-dealers are from the clearing broker-dealer.

The Company acts as a broker-dealer for municipal, government and corporate bonds and equity securities. The Company's clients are located primarily within the state of Texas.

Cash and Cash Equivalents

The Company treats money market mutual funds and all highly liquid debt instruments with original maturities of three months or less not held for sale in the ordinary course of business as cash equivalents for purposes of the statement of cash flows.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commission Revenue

Customer's securities transactions and the related commission income and expense reported on a settlement date basis. The amounts recorded for commission income and expense for customers' securities transactions approximate the amounts that would be recorded on a trade date basis.

Advisory Fees

Advisory fees include fees earned from providing financial advisory services. Such fees are recorded at the time the services are rendered and the income is reasonably determinable.

Note 1 - Summary of Significant Accounting Policies, continued

Accounts Receivable

Management has elected to record bad debts using the direct write-off method. Generally accepted accounting principles require that the allowance method be used to reflect bad debts. However, the effect of the use of the direct write-off method is not materially different from the results that would have been obtained had the allowance method been followed. The Company recognized no bad debt expense for the year ended December 31, 2008.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. There were no material temporary differences during 2008.

Recent Pronouncement

On December 30, 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. FIN 48-3, "*Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Entities*" which permits the Company to defer the implementation of FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes*" ("FIN 48") until its fiscal year beginning January 1, 2009. FIN 48 clarifies that management is expected to evaluate an income tax position taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements. FIN 48 also requires expanded disclosure with respect to income tax positions taken that are not certain to be realized. The Company has elected to defer the implementation of FIN 48 while the FASB amends the disclosure requirements for FIN 48 for nonpublic enterprises.

Management evaluates income tax positions based on a predetermined threshold of whether the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority.

Note 1 - Summary of Significant Accounting Policies, continued

Receivable From Parent

The Company generally reflects advances to the Parent as a reduction in equity.

Note 2 - Related Party Transactions

The Company and the Parent are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Parent provides the Company with ancillary administrative services and office space as well as management services. During 2008, the Company incurred an expense of $169,924 for these services.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008, the Company had net capital of approximately $78,898 and net capital requirements of $5,000. The ratio of aggregate indebtedness to net capital was 0 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 5 - Income Taxes

The Company is included in the consolidated Federal income tax return of the Parent. The Company reflects any income tax as a separate taxpaying entity in accordance with Statement of Financial Accounting Standard No. 109.

Note 6 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle securities transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on unsettled trades. Management of the Company has not been notified by the clearing broker-dealer, nor are they otherwise aware of any potential losses related to this indemnification though December 31, 2008.

The Company is required to have a $50,000 deposit with the clearing broker/dealer to assure the Company's performance under the agreement and this amount is included with "Receivable from broker and dealers" on the statement of financial condition.

Note 7 - Prior Period Adjustment

In response to a request from FINRA, during 2008 the Company reclassified a portion of its equity as debt payable to the Parent effective during 2007. For this reason, the equity of the Company as of December 31, 2007 was reduced by $55,780 and debt payable to the Parent was increased by the same amount. The debt was liquidated during 2008.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended

December 31, 2008

Schedule I

WALTON JOHNSON & COMPANY
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2008

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$ 83,999
Add:	
Other deductions or allowable credits	--
Total capital and allowable subordinated liabilities	83,999
Deductions and/or charges	
Other deductions:	
Excess fidelity bond deductible	(5,000)
Net capital before haircuts on securities positions	78,999
Haircuts on securities	(101)
Net capital	$ 78,898

AGGREGATE INDEBTEDNESS	NONE

Schedule I (continued)

WALTON JOHNSON & COMPANY
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ -0-
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 73,898
Excess net capital at 1000%	$ 78,898
Ratio: Aggregate indebtedness to net capital	0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile the differences in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital per the Company's unaudited Focus report	$ 78,897
Rounding difference	1
Net capital per audit report	$ 78,898

Schedule II

WALTON JOHNSON & COMPANY
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2008

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Pershing, LLC

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2008

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Walton Johnson & Company

In planning and performing our audit of the financial statements and supplemental information of Walton Johnson & Company (the "Company"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
March 3, 2009

WALTON JOHNSON
& COMPANY

Decemebr 31, 2008

Report Pursuant to Rule 17a-5(d)